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EXHIBIT (A)(7)

GENSET Logo	Serono Logo

Media Release

FOR IMMEDIATE RELEASE

SERONO'S CASH OFFERS FOR GENSET ARE SUCCESSFUL

—Serono holds 85.9% of Genset—

—Subsequent offering period until October 31, 2002—

GENEVA, Switzerland and PARIS, France, September 23, 2002

        Serono S.A. (Virt-X: SEO, NYSE: SRA) and Genset S.A. (Nasdaq: GENXY, Euroclear: 5433) announced today that Serono's recommended cash offers for Genset were successful. As a result of the offers in France and the United States which closed on September 12, Serono holds 85.9% of the capital and voting rights of Genset, or 86.6% on a diluted basis taking into account all outstanding OCEANEs. This result satisfies the offers' minimum tender condition of two thirds of the capital and voting rights of Genset on a diluted basis.

        "We are delighted that so many Genset shareholders have accepted Serono's offer. This successful transaction will allow us, together with Genset, to further develop our genomics drug discovery platform and feed our pipeline", said Ernesto Bertarelli, Chief Executive Officer of Serono.

        "We are extremely pleased that the market has followed the Board's recommendation and agreed to the terms of Serono's offer", said Marc Vasseur, Chief Executive Officer of Genset. "We will now be able to further realise the potential of Genset's unique genetics expertise in combination with the development and marketing strengths of Serono".

        In a press release issued this morning, the Conseil des Marchés Financiers (CMF) indicated that Serono France Holding S.A. holds:

  •
  6,962,557 Genset shares, representing 85.9% of the 8,104,850 shares outstanding;

  •
  512,390 Genset bonds convertible or exchangeable into new or existing shares(OCEANEs), representing 98.1% of the 522,223 OCEANEs outstanding;

  •
  34,000 Genset 1998, 1999, 2000, 2001 warrants, representing 100.0% of the1998, 1999, 2000, 2001 warrants outstanding; and

  •
  25,000 Genset 2002 warrants, representing 100.0% of the 2002 warrants outstanding.

Subsequent offering period open until October 31, 2002

        In order to enable Genset shareholders who have not yet tendered their securities to benefit from the offers, Serono has decided to reopen the offers for a subsequent offering period until October 31, 2002.

        The subsequent offering period in connection with Serono's U.S. offer to ADS holders and U.S. residents holding Genset shares and OCEANEs (all Genset warrants have been previously tendered during the first offering period) is on the same terms as those of the recommended cash offer. All securities tendered during the subsequent offering period, which commences immediately on September 23 and expires on October 31, 2002 (at 12:00 noon New York city time), will be paid at:

  •
  the equivalent in US$ of: €3.25 per ADS;

  •
  the equivalent in US$ of: €9.75 per share;

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  the equivalent in US$ of: €102.64 per OCEANE.

        To tender into the subsequent offering period, ADS holders and U.S. holders of shares or OCEANEs should use the appropriate letter of transmittal or form of acceptance that was previously provided. Additional copies of the letter of transmittal, forms of acceptance and related documents may be obtained from Georgeson Shareholder Communications, the information agent for the U.S. offer, at (800) 530-3706. Securities that are tendered during the subsequent offering period in the United States may not be withdrawn.

        In parallel, in accordance with Article 5.2.3.1 of the Règlement général of the CMF, Serono is reopening its offer in France between September 24 and October 31, 2002. The terms of the offer remain the same as those listed in the note d'information related to the offer (visa of the Commission des opérations de bourse n°02-854 dated July 11, 2002). Genset shareholders will receive the amount mentioned above in euros for each security they hold. The offer in France is open to holders of Genset shares and OCEANEs who are not U.S. residents.

        Holders of Genset shares or OCEANEs who are not U.S. residents may obtain copies of the above-mentioned note d'information, free of charge, from: J.P. Morgan & Cie S.A., 14 place Vendome, 75001 Paris; Lehman Brothers S.A., 21 rue Balzac, 75008 Paris; Serono France Holding S.A., 738 rue Yves Kermen, 92100 Boulogne; or Genset S.A., 24 rue Royale, 75008 Paris. For more information, call either your financial intermediary or: 00800 4367 4376 (toll free from France) / +44 207 335 7153 (International).

        These materials contain certain statements that are neither reported financial results nor other historical information. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Serono's and Genset's filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

About Serono

        Serono is a global biotechnology leader. The Company has six recombinant products on the market, Gonal-F®, Luveris®, Ovidrel®/Ovitrelle®, Rebif®, Serostim® and Saizen® (Luveris® is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are seventeen new molecules in development.

        In 2001, Serono achieved worldwide revenues of US$1.38 billion, and a net income of US$317 million, making it the third largest biotech company in the worldbased on revenues. The Company operates in 45 countries, and its products are sold in over 100 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

About Genset

        Genset is a genomics-based biotechnology company focused on generating a pipeline of drug targets and drug candidates in the areas of CNS and metabolic disorders. Genset has successfully used its integrated technology platform and association studies approach to identify and characterize drug targets and drug response markers in the fields of CNS, metabolic and other diseases. Building upon the expertise accumulated in various alliances with pharmaceutical partners and its portfolio of genomic patents, Genset discovers and validates novel drug targets and candidates for its own account. Its teams have already discovered and launched the development of a lead protein candidate in the metabolism field named Famoxin, and are continuing their research with a view to discovering and developing other drugs. Genset's news releases are available on the Company's Web site at http://www.genxy.com.

For more information, please contact:

Serono in Geneva, Switzerland:
Media Relations: Tel: +41-22-739 36 00 Fax: +41-22-739 30 85 http://www.serono.com	Investor Relations: Tel: +41-22-739 36 01 Fax: +41-22-739 30 22 Reuters: SEOZ.VX / SRA.N	Image Sept France: Tel: + 33 1 53 70 74 68 Fax: + 33 1 53 70 74 80 Bloomberg: SEO VX / SRA US
Serono, Inc., Rockland, MA
Media Relations: Tel. +1 781 681 2340 Fax: +1 781 681 2935 http://www.seronousa.com

For more information, please contact:

GENSET +331 55 04 59 00 Marc Vasseur Chairman & CEO	BURNS MCCLELLAN +1 212 213 0006 Media: Justin Jackson Investors: Jonathan M. Nugent

        GENSET is listed on the Nouveau Marché of the Paris Bourse and on the NASDAQ Euroclear: 5433—NASDAQ: GENXY—Bloomberg: GNST FP—Reuters: GEN.F

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